                                                                      EXHIBIT 12

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                          (in thousands, except ratios)


                                                Years ended December 31,
                                                ------------------------
                               1995          1994          1993            1992        1991
                               ----          ----          ----            ----        ----
Net earnings (loss)          $ 9,399       $18,424       $(10,924)       $(2,447)    $(7,540)
Income tax                       600           778              9            238          --
                             -------       -------       --------        -------     -------
Charge (credit)                9,999        19,202        (10,915)        (2,209)     (7,540)
                             -------       -------       --------        -------     -------
Fixed charges:
Interest expense               3,429         2,609          1,836          1,550       1,775
Portion of rental expense        663           505            483            613         728
                             -------       -------       --------        -------     -------
Total fixed charges            4,092         3,114          2,319          2,163       2,503
                             -------       -------       --------        -------     -------
Earnings (loss) before
   income taxes and fixed
   charges                   $14,091       $22,316       $ (8,596)       $   (46)    $(5,037)
                             =======       =======       ========        =======     =======

Preferred dividends
   requirements              $ 3,127(B)    $ 3,127(B)    $  3,127(B)     $ 3,127     $ 3,127

Ratio of pretax income
   to net income                1.06          1.04           1.00           1.00        1.00
                             -------       -------       --------        -------     -------
Preferred dividends
   factored                    3,315         3,252          3,127          3,127       3,127

Total fixed charges            4,092         3,114          2,319          2,163       2,503
                             -------       -------       --------        -------     -------
Total fixed charges and
   preferred dividends       $ 7,407       $ 6,366       $  5,446        $ 5,290     $ 5,630
                             =======       =======       ========        =======     =======
Ratio of earnings to
   fixed charges and
   preferred dividends          1.90          3.51             (A)            (A)         (A)
                             =======       =======       ========        =======     =======

(A) Earnings are inadequate to cover fixed charges and preferred dividends in 1993, 1992, and 1991.

(B)  Includes Preferred Stock dividends in arrears.